

November 2, 2010

Denise Leonardo
Chief Executive Officer
Credex Corporation
454 Treemont Drive
Orange City, Florida 37263

> **Re: Credex Corporation**
> **Registration Statement on Form 10**
> **Filed October 6, 2010**
> **File No. 0-54142**

Dear Ms. Leonardo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. Note, however, that we will continue to review your filing until all our comments have been satisfactorily addressed.

2.   Please disclose, if true, that Credex Corporation is filing this Form 10 on a voluntary basis and explain the material reasons for the filing.

Business, page 3

3.   Please provide full disclosure of the history of the company, including an explanation of the status of the company during the past 5 years. We note that the company purchased a "trial" portfolio in 2005. Please disclose all activities by the company during the intervening period.

4.   Please disclose that the company has had minimal revenues to date and disclose the amount of the accumulated deficit.

5.   Please revise to clarify how you intend and expect to convert purchased non-performing accounts receivable into "immediate revenue for profit."

6.   We note your statement that the company "intends to hire additional management that has over 15 years experience in analyzing, forecasting, planning, implementing and achieving projected recovery yields from portfolios of charged-off accounts." This disclosure appears to suggest that the company already has plans to hire a specific person or persons when it has adequate funding. If this is true, please revise to provide full disclosure regarding the background and training of such persons, along with an explanation of, as appropriate, the conditional nature of any agreements to hire such persons. Alternatively, delete this sentence.

7.   Your current business plan is difficult to follow, and vague. Revise to clarify your business plan in the form of milestones, indicating the specific steps needed to make the company operational and successful, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first revenues. Revise both your Summary and Business sections as necessary.

8.   Revise to provide a basis for your statements regarding the characteristics of "50-day Charge-off" credit card debt, particularly the claim regarding a "consistent predictable yield in excess of 150% of cost."

9.   Please state that Cypress is a related party, and discuss the nature of this company, including its size and background in managing companies in this industry.

10.   You refer here and elsewhere to an upcoming Form S-1 filing. It appears that the company's intention is to file an S-1 in the near future. Please tell us the business purpose for filing a Form 10 and a Form S-1 in close conjunction.

Risk Factors, page 5

11.   Please delete the sentence following the introductory paragraph: "We are in a competitive industry with well financed competitors." No risk factor discussion follows this subheading, and such risks as it suggests are discussed elsewhere in this section.

12.   Many of the subheadings in this section are too vague and generic and do not adequately describe the risk that follows. For example, the subheading to your first risk factor, "Lack of Operating History" merely states a fact and does not clearly state any risk. Revise your risk factor subheadings so that they clearly reflect the specific risk that follows. As a general rule, your revised subheadings should work only for this company. If they are readily transferable to other companies' documents, they are probably too generic. See Item 503(c) of Regulation S-K.

Development Stage Company, page 5

13.   You state that the company "may" be reliant upon additional funding. Please revise to clarify that the company will require additional funding to effect its business plan.

Uncertainty of Significant Assumptions, page 5

14.   Please revise to delete, here and elsewhere, the phrase "there can be no assurance" or similar expressions. The real risk is not your inability to give assurance, but the underlying situation.

15.   Please revise this risk factor to clarify the risk you are describing. Each risk factor should disclose a single risk, not multiple risks.

16.   Please revise to delete the reference to "this offering." Do the same throughout the document.

Competition, page 5

17.   Please revise this risk factor to focus on the risk rather than on circumstances that may mitigate the risk.

No Historical Basis for Management's Opinion, page 7

18.   Please revise this risk factor to clarify the nature of the risk. The relevance of the "experience" of the officers, directors, and managers is not clear. Moreover, is it true that they all have experience in related businesses?

Our Management has Limited Experience in Managing…, page 7

19.   The risk factor subheadings from this point on seem to be formatted differently from those preceding, and show up as printed in all capitals. Please revise to make your formatting uniform.

20.   You state that management has "limited experience" in managing a public company. On page 21 you state that only Mr. Salmond has any such experience. Please revise accordingly.

21.   We also note your statement on page 21 that none of the officers or directors have any experience managing a company in this industry. Please revise to describe this risk, either here or in a separate risk factor.

Our Planned Expansion could be delayed…, page 9

22.   Please revise to clarify what you mean by a "planned *expansion*" of the company and the phrase "these projects."

We encounter substantial competition in our business…, page 9

23.   It is not clear what type of products you intend to sell, and there does not appear to be a "products" section in this filing. Please advise or revise this and similar references to "products" or "product lines."

Our Limited Operating History May not Serve…, page 9

24.   Please revise to clarify your statement that you entered into your "current line of business in November 2009." We also note references to "product development, sales, and acquisition strategies" and "future acquisitions."

25.   Please delete the reference to maintaining profitability.

We Need to Manage Growth in Operations…, page 10

26.   Please revise to explain why you see "managing growth" as a material risk when you have not yet begun operations. Also clarify what you mean by "expected revenues." Similarly, we note elsewhere references to "growing operations."

Need for Additional Employees, page 11

27.   You refer here to the need to attract skilled personnel, while elsewhere you state that you do not expect to hire employees for the foreseeable future. Please revise to clarify.

There is Limited Liquidity on the OTCBB, page 11

28.   Please revise to clarify that stock is quoted, not listed, on the OTCBB. Disclose the potential obstacles to your plans, such as the need to locate a market maker. Disclose the current status of your plans.

Currently There is no Public Market for our Securities, page 13

29.   This risk factor appears in great part to repeat the risks discussed under the
       subheading "There is limited Liquidity…." Please revise this risk factor, and
       throughout the Risk Factors section, to avoid unnecessary repetition of risks.

30.   Please delete all reference to CTCJ as the symbol for your stock. This symbol
       belongs to another company.

31.   You state that FINRA has approved your stock for quotation on the OTCBB. This
       contradicts your disclosure above. Please revise.

32.   Please clarify the phrase "fully distributed."

Liquidity and Capital Resources, page 16

33.   Please revise to clarify the statement that begins, "We anticipate taking the following
       actions during the next 12 months…."

34.   Please revise to clarify the statement that "the Company is a new venture."

Proposed Business, page 18

35.   Please provide a basis for the statement regarding an expected return of 10% to 12%
       of the face value of the portfolios acquired.

Directors and Executive Officers, page 20

36.   Briefly clarify the reference to SOX "base-level proficiency" on page 21.

37.   Please delete such subjective and promotional words as "*outstanding* team,"
       "*superior* service," "*cohesive* team," "*effectively* leveraging," and "*meet and exceed*
       customer expectations."

38.   Please revise to disclose the names of the "several public companies" for which Mr.
       Salmond has acted as CFO, and briefly discuss the size and nature of those
       companies.

Certain Relationships and Related Transactions, page 25

39.   Please disclose the nature of the subscription agreements referred to and file them as
        exhibits in your next amendment.

Market Price of and Dividends on the Registrant's Common Equity…, page 25

40.   Please disclose the basis for management's belief that there will be a market for the
        company's stock.

41.   Please describe the material differences between having shares quoted on the OTCBB
        and on the Pink Sheets.

Recent Sales of Unregistered Stock, page 26

42.   You state that shares have been issued for cash and services rendered, yet the list of
        shares issued suggests that every transaction has been for cash. Please revise this
        section to describe each individual transaction. In particular explain the reverse
        transaction on 5/15/2008 involving $16,131. Provide additional information about
        the "persons personally known to the officers or directors" and explain how those
        transactions qualified for an exemption under Section 4(2).

Description of Registrant's Securities to be Registered, page 27

43.   Please revise to clarify why there are 5,658,000 shares of common stock outstanding,
        when you state in the previous section that there are 3,833,000 shares outstanding.

44.   Please delete the references to "shares of common stock offered by this prospectus"
        and "all of the shares offered by him under this prospectus" and the "Securities
        registered hereby."

Exhibits

45.   Please file as an exhibit the management contract with Cypress.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions relating to the financial statements. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel